Exhibit 99.1
LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED
FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2007
Total Revenues of US$18.6 million, Up 60.9% Year-on-Year; Adjusted Net Income of US$10.5
million, an Increase of 99.1% Year-on-Year
Xiamen, China, February 21 (ET), 2008 — Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended December 31, 2007, which is the third quarter of its fiscal year ending March 31, 2008.
FINANCIAL HIGHLIGHTS FOR THE DECEMBER 31, 2007 QUARTER:
•	Total revenue of US$18.6 million, an increase of 60.9% year-on-year (“YoY”) compared to Adjusted Revenues for the quarter ended December 31, 2006.

•	Software development revenues amounted to US$15.6 million, up 61.1% YoY compared to Adjusted Software Development Revenues for the quarter ended December 31, 2006.

•	Adjusted Income from Operations of US$9.4 million, an increase of 55.3% YoY.

•	Adjusted Net Income of US$10.5 million, an increase of 99.1% YoY, or US$0.22 per fully diluted share.
Explanation of the Company’s Adjusted (ie non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Consolidated Adjusted Statements of Operations.”
“I am pleased that our dedicated efforts to expand customer and solution diversity have resulted in continued growth during the quarter,” commented Weizhou Lian, CEO of Longtop. “In addition to expanding our strong relationships with Big Four Banks, we have been successful at diversifying our customer base through new business wins across multiple sectors which has enabled us to continue to gain market share.”
“Our discussions with customers indicate IT spending will remain robust as Chinese institutions continue to upgrade their IT infrastructure with software and services forming a larger percentage of their IT budget.” continued Weizhou Lian. “ Therefore, as the leading domestic player in the financial services IT sector with substantially all of our revenues coming from China, we believe our fiscal year 2009 financial results will not be negatively impacted by the current market conditions in the United States. With continued underlying strength in the marketplace and our progress in integrating FEnet, we are excited about our prospects as we enter our fiscal 2009 with significant momentum.”
RECENT OPERATIONAL HIGHLIGHTS:
•	Demonstrated continued success in customer diversification as revenues from Other Banks and the Insurance sector, increased 40,928.6% and 1,649.7% year-on-year respectively, together accounting for 53.7% of software development revenues in the December 31, 2007 quarter, compared to 1.7% for the same period of 2006.

•	Integration of FEnet, the number one domestic provider of business intelligence solutions to the financial and insurance industry in China, which closed in October 2007 has been completed.

•	Continued investment to expand employee base during the quarter to meet demand for solutions and services — on December 31, 2007, Longtop had 1,494 employees as compared to 1,094 employees on September 30, 2007 and 622 employees at December 31, 2006.
DECEMBER 31, 2007 QUARTER DETAILED FINANCIAL RESULTS
2008 Revenue and 2007 Adjusted Revenue

2008 Revenue and 2007 Adjusted Revenue — US$000s

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Software Development	$9,664	$15,567	61.1%	$23,980	$42,056	75.4%
Other Services	$1,917	$3,063	59.8%	$8,043	$8,304	3.2%

Total Adjusted Revenue	$11,581	$18,630	60.9%	$32,023	$50,360	57.3%

Total revenues for our third fiscal quarter were US$18.6 million, compared to Adjusted Revenues of US$11.6 million for the quarter ended December 31, 2006. Software development revenues of US$15.6 million contributed 83.6% of total revenues, and increased 61.1% YoY compared to Adjusted Software Development Revenues for the corresponding period in the previous fiscal year.
Total revenues for the nine months ended December 31, 2007 were US$50.4 million, compared to Adjusted Revenues of US$32.0 million for the nine months ended December 31, 2006, a YoY increase of 57.3%. Software development revenues, which were 83.5% of total revenues for the nine months ended December 31, 2007, amounted to US$42.1 million, up 75.4% YoY compared to Adjusted Software Development Revenues in the corresponding period a year ago.
Adjusted Software Development Revenue by customer type — US$000s

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Big Four Banks	$8,101	$5,202	(35.8%)	$18,854	$21,665	14.9%
Other Banks	$14	$5,744	40928.6%	$2,029	$12,426	512.4%
Insurance	$149	$2,607	1649.7%	$466	$4,504	866.5%
Enterprises	$1,400	$2,014	43.9%	$2,631	$3,461	31.5%

Total	$9,664	$15,567	61.1%	$23,980	$42,056	75.4%

Adjusted Software Development Revenue customer concentration analysis

	Three months ended			Nine months ended
% of Adjusted Software Development	December	December	Change	December	December	Change
Revenue from	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Big Four Banks	83.8%	33.4%	(50.4%)	78.6%	51.5%	(27.1%)
Other Banks	0.2%	36.9%	36.7%	8.5%	29.6%	21.2%
Insurance	1.5%	16.8%	15.3%	1.9%	10.7%	8.8%
Enterprises	14.5%	12.9%	(1.5%)	11.0%	8.2%	(2.7%)

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

Software development revenue growth for the three months and nine months ended December 31, 2007 was driven mainly by growth in new customers and higher sales to existing customers from Other Banks and the Insurance sector. In the nine months ended December 31, 2007, Other Banks YoY revenue growth was 512.4% and the Insurance sector grew at 866.5%.
Other Banks excludes the Big Four Banks and includes national commercial banks, city banks and China Post Bank. During the first nine months of fiscal 2008 Longtop acquired sixteen new Other Bank customers including China Bohai Bank, Bank of Beijing, Urumbqi City Commercial Bank, Bank of Jiangsu, Rural Commercial Bank of Zhangjiagang and China Minsheng Bank. Other Banks accounted for 36.9% and 29.6% of software development revenues for the three and nine months ended December 31, 2007 as compared to 0.2% and 8.5%, respectively, in the corresponding year ago periods.
Longtop first began targeting the Insurance sector in the later part of fiscal 2007 and demonstrated strong execution with the Insurance sector revenues for the first three quarters of fiscal 2008 growing 866.5% YoY. Insurance customers accounted for 16.8% and 10.7% of software development revenues for the three and nine months ended December 31, 2007 as compared to 1.5% and 1.9%, respectively, in the corresponding year ago periods.

“I am pleased with our success in the execution of our strategy in acquiring Other Banks and Insurance customers over the past nine months. The acquisition of new customers was attributable to our ability to leverage our experience with Big Four Banks combined with a realignment of our sales and solution development efforts. We believe both Other Banks and Insurance customers will continue to be a strong growth engine for Longtop and will not be impacted by the current US market conditions,” commented Wei Wu, Vice President of Sales.
Adjusted Software Development Revenue by solution type US$000s

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Channel	904	1,800	99.2%	4,953	6,871	38.7%
Core Banking	1,135	2,470	117.6%	4,379	8,515	94.5%
Management	4,287	3,863	(9.9%)	8,663	12,421	43.4%
Business Intelligence	1,175	5,302	351.2%	2,719	9,938	265.6%
Others	2,163	2,133	(1.4%)	3,267	4,310	31.9%

Total	9,664	15,567	61.1%	23,980	42,056	75.4%

Longtop demonstrated continued solution innovation as all categories experienced healthy YoY growth during the nine months ended December 31, 2007. Growth was especially strong with business intelligence related solutions growing 351.2% and 265.6% YoY in the three and nine months ended December 31, 2007. The demand for business intelligence was driven by banks and insurance companies building out data warehouses to conduct business and decision-making analysis in order to provide more information on their customer’s behavior and the effectiveness of their products. Business related solutions which include solutions directed at executing banking transactions such as international trade finance, payments and settlements and credit card operations grew 117.6% and 94.5% YoY in the three and nine months ended December 31, 2007, respectively.

Adjusted Gross Margins
Adjusted Gross Margin percentage

	Three months ended				Nine months ended
	December	December	Change	December	December	Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Software Development Gross Margin	86.4%	71.4%	(14.9%)	86.6%	77.2%	(9.3%)
Other Services Gross Margin	59.6%	65.0%	5.4%	74.1%	69.6%	(4.5%)
Total Gross Margin %	83.3%	71.5%	(11.8%)	84.6%	76.9%	(7.7%)
Software Development Revenue by development methodology as a percentage of Total Adjusted Software Development Revenue

	Three months ended			Nine months ended
	December	December	Change	December	December	Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Customized	36.7%	65.2%	28.5%	49.0%	56.5%	7.5%
Standardised	57.3%	24.8%	(32.5%)	43.3%	37.2%	(6.1%)
Maintenance	6.0%	10.0%	4.0%	7.7%	6.3%	(1.4%)

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

Adjusted Gross Margin of 71.5% in the third quarter and 76.9% for the nine months ended December 31, 2007 declined from 83.3% and 84.6% in the respective corresponding periods of the previous year. The reduction in Adjusted Gross Margin was primarily due to lower gross margins in software development. Adjusted Software Development Gross Margins of 71.4% in the third quarter and 77.2% for the nine months ended December 31, 2007 declined from 86.4% and 86.6% in the respective periods of the prior year.
The software development gross margin decline was due to a higher mix in 2008 of customized revenue (see above table) which has a lower gross margin than standardized revenue. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, the fastest growing area for Longtop, solutions for the Insurance sector and first time sales to Other Banks which at this time are mainly sold as a customized solution. Also contributing to the decline was lower gross margins from FEnet, which was consolidated for the first time in the third quarter of 2008. Additionally, in order to meet business demand the Company continued to invest aggressively in software delivery headcount. As of December 31, 2007 the Company had 827 employees working on software development delivery as compared to 634 as of September 30, 2007 and 267 as of December 31, 2006.
Adjusted Operating Expenses
Adjusted Operating Expenses

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Adjusted Operating Expenses — US$000s	$3,469	$3,758	8.3%	$7,017	$9,761	39.1%
Adjusted Operating Expenses — % of revenue	30.4%	20.5%	—	22.2%	19.6%	—
For the quarter ended December 31, 2007, Longtop’s Adjusted Operating Expenses totaled US$3.8 million, a slight increase of 8.3% YoY primarily due to additional headcount related expenses. Adjusted Operating Expenses as a percentage of revenue for the three and nine months ended December 31, 2007 were largely unchanged at 20.5% and 19.6%, respectively.
Profitability
Adjusted Operating Income

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Adjusted Operating Income — US$000s	$6,021	$9,352	55.3%	$19,706	$28,501	44.6%
Adjusted Operating Income — % of revenue	52.0%	50.2%	—	61.5%	56.6%	—

Adjusted Operating Income of US$9.4 million increased 55.3% for the quarter and Adjusted Operating Income of US$28.5 million for the nine months ended December 31, 2007, increased 44.6% YoY.
Adjusted Net Income

	Three months ended			Nine months ended
	December	December	% Change	December	December	% Change
	31, 2006	31, 2007	(Decrease)	31, 2006	31, 2007	(Decrease)

Adjusted Net Income - US$000s	$5,263	$10,481	99.1%	$14,097	$27,546	95.4%
Adjusted Net income per Diluted Share- US$000s	$0.13	$0.22	63.9%	$0.37	$0.62	69.7%
Adjusted Net Income - % of revenue	45.4%	56.3%	—	44.0%	54.7%	—
Adjusted Net Income for the third quarter of US$10.5 million or US$0.22 per fully diluted share increased 99.1% and 63.9% as compared to Adjusted Net Income of US$5.3 million and US$0.13 per fully diluted share in 2007. Adjusted Net Income for the third quarter of 2008 included a US$1.1 million income tax refund. Adjusted Net Income for the nine months ended December 31, 2007 was US$27.5 million or US$0.62 per fully diluted share as compared to US$14.1 million and US$0.37 in the comparative year ago period which was an increase of 95.4% and 69.7%, respectively.
The difference of US$24.5 million between the US GAAP net loss for the third quarter of 2008 of US$14.0 million and Adjusted Net Income of US$10.5 million was primarily due to US$24.1 million of share-based compensation expenses, of which US$22.2 million related to ordinary shares that prior to the IPO were sold by one of our Founders to Longtop’s employees in exchange for notes receivable. The US$22.2 million was a one time expense as a result of the Founder forgiving these notes, did not increase the total shares outstanding because the shares were issued prior to the IPO and had no impact on the cash flow or net assets of the Company.
Unrestricted cash balances at December 31, 2007 were US$209.8 million giving the Company sufficient resources for potential acquisitions in the fragmented China financial IT services sector.
Commenting on the results, Derek Palaschuk, CFO of Longtop, said:
“While the integration of FEnet, our continued investment in headcount and our increased percentage of sales from customized solutions impacted our gross margins, these are integral aspects for the future growth of Longtop. Overall we have demonstrated superior top and bottom line growth, and we believe this will continue as we deliver industry leading solutions.”
BUSINESS OUTLOOK
Longtop anticipates for the quarter ending March 31, 2008:
i)	Total revenues, including US$1.0 million of revenues from FEnet which closed in October 2007, of US$12.5 million, an increase of 60.2% from revenues of US$7.8 million in the corresponding year ago period. Although we expect that there will be a sequential quarterly revenue decline from the December 31, 2007 quarter due to the typical seasonality of the business associated with the first calendar quarter of the new year, this outlook indicates our expectation that there will be healthy growth from the year ago period.

ii)	Software development revenues to be US$11.0 million, an increase of 86.4% from software development revenue of US$5.9 million in the corresponding period a year ago.

iii)	Adjusted Net Income to be US$4.5 million as compared to US$2.8 million in the comparable period a year ago an increase of 60.7%.

iv)	Fully diluted Adjusted Earnings per Share, to be US$0.08, based on 54 million weighted average fully diluted shares outstanding.
Longtop anticipates for its fiscal year ending March 31, 2008:

i)	Total revenues, of US$62.9 million an increase of 58.0% from Adjusted Revenues of US$39.8 million in the corresponding year ago period.

ii)	Software development revenues of US$53.0 million, an increase of 77.8% from Adjusted Software Development Revenue of US$29.8 million in the corresponding period a year ago.

iii)	Adjusted Income From Operations of US$33.0 million an increase of 42.9% from US$23.1 million in the previous fiscal year.

iv)	Adjusted Net Income to be US$32.0 million an increase of 89.3% from US$16.9 million from the previous fiscal year.

v)	Fully diluted Adjusted Earnings Per Share to be US$0.68 an increase of 58.1% from US$0.43 in 2007.
Longtop anticipates for its fiscal year ending March 31, 2009:
i)	Total revenues, of US$86.0 million, an increase of 36.7% from estimated revenues of US $62.9 million in fiscal 2008.

ii)	Software development revenues of US$76.0 million, an increase of 43.4% from estimated software development revenue in fiscal 2008.

iii)	Adjusted Income From Operations of US$43.0 million an increase of 30.3% from Adjusted Income From Operations in fiscal 2008.

iv)	Assuming no statutory change in the income tax rate for fiscal 2009 as compared to fiscal 2008, no requirement to accrue withholding taxes on undistributed China profits and that US dollar deposit rates remain above 2.5%, Adjusted Net Income to be US$44.0 million an increase of 37.5% from Adjusted Income in fiscal 2008.

v)	Fully diluted Adjusted Earnings Per Share to be US$0.80, based on 55 million weighted average fully diluted shares outstanding.
CONFERENCE CALL AND WEBCAST
Longtop’s management team will host a conference call at 7:00 PM ET, February 21, 2008 (or 4:00 PM U.S. Pacific Time on February 21, 2008 and 8:00 AM, February 22, 2008 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Longtop’s website at www.longtop.com/en. To listen to the conference call, please use the dial in numbers below:
USA Toll Number: +1 800 860 2442
International: +1 412 858 4600
A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:
USA Replay Number: +1 877 344 7529
International: +1 412 317 0088
Passcode: 415969
NON-GAAP DISCLOSURE (“ADJUSTED”)
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Longtop’s management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.
Definitions of Non-GAAP Measures
Adjusted Revenue is defined as revenue excluding, if applicable: software development revenue deferred on standardized contracts from previous years to financial periods ending on or prior to December 31,2006 because Longtop did not have Vendor Specific Objective Evidence (“VSOE”) or evidence that costs of Post Contract Service (“PCS”) had been immaterial. Subsequent to January 1,2007, Longtop had evidence that PCS for standardized contracts was immaterial and adjustments were not required after this date.
Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.
Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.
Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles and goodwill impairment, and (3) one-time items.
Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.
Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one time items and (2) discontinued operations.
Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.
One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income. These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items. For the three and nine months ended December 31,2007, there were no one-time adjustments from the US GAAP results. For the three and nine months ended December 31,2006, there was US$537,000 and US$697,000, respectively, in one-time adjustments from general and administrative expenses associated with the initial public offering.
Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures
Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop’s management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.
Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.
OTHER INFORMATION
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company’s solutions; the Company’s limited operating history; its reliance on a limited number of customers that continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company’s cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended December 31, 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop has five solution delivery centers, three research centers and thirty four service centers located in 20 provinces throughout China. Longtop was founded in 1996 by Jia Xiaogong, our Chairman and Lian Weizhou, our CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001. For more information, please visit: www.longtop.com.
Contact us
Longtop Financial Technologies Limited
Huiying Yang
+86-592-239-6888 x1312
Email:ir@longtop.com
Financial Dynamics
Julian Wilson
Email: julian.wilson@fd.com
Phone: +86-10-8591-1951
Peter Schmidt
Email: peter.schmidt@fd.com
Phone: +86-10-8591-1953

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2007
	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash, bank deposits and cash equivalents	$69,920	$209,632
Restricted cash	3,395	12,558
Accounts receivable, net	19,495	27,731
Inventories	1,081	1,588
Amounts due from related parties	—	50
Deferred tax assets	644	1,079
Other current assets	3,231	4,447

Total current assets	97,766	257,085

Fixed assets, net	4,835	4,972
Intangible assets, net	8,040	7,910
Goodwill	9,112	14,636
Deferred tax assets	33	—
Other assets	646	563

Total assets	$120,432	$285,166

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Short-term borrowings	$8,669	$12,326
Accounts payable	4,581	5,322
Deferred revenue	4,725	13,069
Amounts due to related parties	—	11,825
Deferred tax liabilities	—	156
Accrued and other current liabilities	9,714	17,636

Total current liabilities	27,689	60,334

Long-term liabilities:
Obligations under capital leases, net of current portion	219	88
Deferred tax liabilities	617	1,625
Other non-current liabilities	—	520

Total liabilities	28,525	62,567

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and nil shares authorized, issued and outstanding as of March 31, 2007 and December 31, 2007, respectively, liquidation value $23,416)	$23,214	—
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and nil shares authorized, issued, and outstanding as of March 31, 2007 and December 31, 2007, respectively, liquidation value $24,826)	24,673	—

Total mezzanine equity	47,887	—

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 29,705,267 and 50,274,126 shares issued and outstanding as of March 31, 2007 and December 31, 2007)	$297	$502
Additional paid-in capital	19,120	246,650
Subscription receivable	—	—
Retained earnings	22,320	(31,825)
Accumulated other comprehensive income	2,283	7,272

Total shareholders’ equity	44,020	222,599

Total liabilities, mezzanine equity and shareholders’ equity	$120,432	$285,166

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$10,605	$15,567	$28,767	$42,056
Other services	1,917	3,063	8,043	8,304

Total revenues	12,522	18,630	36,810	50,360
Less business taxes	(182)	(284)	(444)	(588)

Net revenues	12,340	18,346	36,366	49,772

Cost of revenues:
Software development	1,998	11,858	3,722	16,734
Other services	966	1,345	2,489	3,231

Total cost of revenues	2,964	13,203	6,211	19,965

Gross profit	9,376	5,143	30,155	29,807

Operating expenses:
Research and development	752	2,151	1,453	3,041
Sales and marketing	1,744	5,935	2,369	7,563
General and administrative	4,210	12,226	8,113	16,147

Total operating expenses	6,706	20,312	11,935	26,751

Income (loss) from operations	2,670	(15,169)	18,220	3,056

Other income (expenses):
Interest income	173	1,682	300	2,155
Interest expense	(144)	(318)	(474)	(756)
Other income, net	55	180	80	246

Total other income (expenses)	84	1,544	(94)	1,645

Income (loss) before income tax expense	2,754	(13,625)	18,126	4,701
Income tax expense	(842)	(415)	(5,515)	(2,600)

Income (loss) from continuing operations	1,912	(14,040)	12,611	2,101
Loss from discontinued operations	(76)	—	(233)	(1,293)

Net income (loss)	1,836	(14,040)	12,378	808

Net income (loss) per share:
Continuing operations	$0.05	$(0.31)	$0.37	$0.05
Discontinued operations	$(0.00)	$—	$(0.01)	$(0.03)

Basic ordinary share	$0.05	$(0.31)	$0.36	$0.02

Continuing operations	$0.05	$—	$0.37	$0.05
Discontinued operations	$(0.00)	$—	$(0.01)	$(0.03)

Basic preferred share	$0.05	$—	$0.36	$0.02

Continuing operations	$0.05	$(0.31)	$0.33	$0.05
Discontinued operations	$(0.00)	$—	$(0.01)	$(0.03)

Diluted	$0.05	$(0.31)	$0.32	$0.02

Shares used in computation of net income (loss) per share:
Basic ordinary share	29,648,270	45,103,478	29,682,535	34,835,235
Basic preferred share	7,326,201	—	4,726,956	7,699,292
Diluted	39,251,429	45,103,478	38,460,167	44,279,893

Includes share-based compensation related to:
Cost of revenues software development	$833	$7,545	$838	$7,551
Cost of revenues other services	$—	$86	$—	$86
General and administrative expenses	$2,051	$10,599	$3,548	$11,013
Sales and marketing expenses	$502	$4,437	$526	$4,459
Research and development expenses	$147	$1,392	$147	$1,392

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$10,605	$15,567	$28,767	$42,056
Other services	1,917	3,063	8,043	8,304

Total revenues	12,522	18,630	36,810	50,360
Less business taxes	(182)	(284)	(444)	(588)

Net revenues	12,340	18,346	36,366	49,772

Software development revenue adjustments:
Revenue deferred to 2006 because of lack of VSOE	(941)	—	(4,787)	—

Adjusted revenues:
Software development	9,664	15,567	23,980	42,056
Other services	1,917	3,063	8,043	8,304

Total revenues	11,581	18,630	32,023	50,360
Less business taxes	(182)	(284)	(444)	(588)

Net adjusted revenues	11,399	18,346	31,579	49,772

Cost of revenues:
Software development	1,998	11,858	3,722	16,734
Other services	966	1,345	2,489	3,231

Total cost of revenues	2,964	13,203	6,211	19,965

Cost of revenue adjustments:
Share-based compensation software development	(833)	(7,545)	(838)	(7,551)
Amortization of acquired intangible assets other services	(222)	(319)	(517)	(801)
Amortization of acquired intangible assets software development	—	(103)	—	(103)

Adjusted cost of revenues:
Software development	1,165	4,210	2,884	9,080
Other services	744	1,026	1,972	2,430

Total adjusted cost of revenues	1,909	5,236	4,856	11,510

Gross profit	9,376	5,143	30,155	29,807

Adjusted gross profit	9,490	13,110	26,723	38,262

Operating expenses:
Research and development	752	2,151	1,453	3,041
Sales and marketing	1,744	5,935	2,369	7,563
General and administrative	4,210	12,226	8,113	16,147

Total operating expenses	6,706	20,312	11,935	26,751

Operating expense adjustments:
Share-based compensation research and development	(147)	(1,392)	(147)	(1,392)
Share-based compensation sales and marketing	(502)	(4,437)	(526)	(4,459)
Share-based compensation general and administrative	(2,051)	(10,599)	(3,548)	(11,013)
Amortization of acquired intangible assets sales and markeing	—	(100)	—	(100)
Amortization of acquired intangible assets general and administrative	—	(26)	—	(26)
Non-recurring costs general and administration	(537)	—	(697)	—

Initial public offering expenses written off	(537)	—	(697)	—

Adjusted operating expenses:
Research and development	605	759	1,306	1,649
Sales and marketing	1,242	1,398	1,843	3,004
General and administrative	1,622	1,601	3,868	5,108

Total adjusted operating expenses	3,469	3,758	7,017	9,761

Income (loss) from operations	2,670	(15,169)	18,220	3,056

Adjusted income from operations	6,021	9,352	19,706	28,501

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Other income (expenses):
Interest income	173	1,682	300	2,155
Interest expense	(144)	(318)	(474)	(756)
Other income, net	55	180	80	246

Total other income (expenses)	84	1,544	(94)	1,645

Income (loss) before income tax expense	2,754	(13,625)	18,126	4,701

Adjusted income before income tax expense	6,105	10,896	19,612	30,146

Income tax expense	(842)	(415)	(5,515)	(2,600)

Income (loss) from continuing operations	1,912	(14,040)	12,611	2,101

Adjusted net income	5,263	10,481	14,097	27,546

Loss from discontinued operations	(76)	—	(233)	(1,293)

Net income (loss)	1,836	(14,040)	12,378	808

Adjusted net income per share:
Basic ordinary share	$0.14	$0.23	$0.41	$0.65
Diluted	$0.13	$0.22	$0.37	$0.62

Shares used in adjusted net income per share computation:
Basic ordinary share	36,974,471	45,103,478	34,409,491	42,534,526
Diluted	39,251,429	47,679,365	38,460,167	44,279,893